Exhibit 99.126

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Enthusiast Gaming Holdings Inc.

We, KPMG LLP, consent to the use of our report dated March 22, 2021, on the consolidated financial statements of Enthusiast Gaming Holdings Inc., which comprise the consolidated statement of financial position as at December 31, 2020, the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended December 31, 2020, and notes to the consolidated financial statements, including a summary of significant accounting policies, included in this Registration Statement on Form 40-F of Enthusiast Gaming Holdings Inc.

Our report dated March 22, 2021 indicates that the comparative information was audited by another auditor.

April 13, 2021

Vaughan, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.